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                                                                       Exhibit 2


                FIRST UNION REAL ESTATE AND MORTGAGE INVESTMENTS
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022

                                January 14, 2004



VIA FACSIMILE AND
FEDERAL EXPRESS

Mr. Joel Pashcow
Chairman of the Board and President
Atlantic Realty Trust
747 Third Avenue
New York, New York 10017

Dear Mr. Pashcow:

         As you are aware, First Union Real Estate and Mortgage Investments ("First Union") currently owns, together with its affiliates, 9.75% of the outstanding common shares of beneficial interest in Atlantic Realty Trust ("Atlantic Realty"). As you are further aware, Atlantic Realty's organizational documents (the "Organizational Documents") limits beneficial ownership to any person to 9.8% of the total outstanding equity interests in Atlantic Realty (the "Ownership Limit"). Under the terms of the Organizational Documents, this limitation on "Beneficial Ownership" not only includes the definition applicable to but also the "group" concept of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The effect of the inclusion of the Exchange Act definition is to count as "one equityholder" an entity that owns shares in Atlantic Realty which otherwise is counted as more than "one shareholder" for purposes of determining whether Atlantic Realty is "closely held" for purposes of Section 856 of the Code. Consequently, groups are restrained in their ability to acquire shares in contrast to individuals. A consequence unnecessary in the context of the protections sought by Atlantic Realty to preserve REIT status.

         In view of the ownership structure of First Union which itself is a real estate investment trust with more than 3,000 equityholders and no one holder "beneficially holding", as defined for REIT rule purposes, more than a 9.8% interest in First Union, request is hereby made by First Union to be granted a waiver to permit First Union to acquire in excess of the Ownership Limit but in an amount not to exceed the amount which would cause Atlantic Realty to be "closely






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held" within the meaning of Section 856(h) of the Code. We note that High Rise
Capital Advisors L.L.C. recently acquired approximately 14.2% of the outstanding common shares in Atlantic Realty in violation of the Ownership Limit and request that we be afforded the same opportunity to acquire in excess of the Ownership Limit or that Atlantic Realty enforce the provisions of the Organizational Documents to cause such shares purchased in excess of the Ownership Limit to be treated as Excess Shares.

         Please feel free to contact either Michael L. Ashner or Peter Braverman at the number listed above with any questions regarding the above.


                                            FIRST UNION REAL ESTATE EQUITY
                                            AND MORTGAGE INVESTMENTS

                                            By  /s/ Michael L. Ashner
                                                -------------------------
                                                Michael L. Ashner
                                                Chief Executive Officer





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